Exhibit 99.1

TROOPS, Inc. Appoints New Director

HONG KONG, December 2, 2021 /PRNewswire/ -- TROOPS, Inc. (NASDAQ: TROO) (the “Company”), today announced that the Board of Directors of the Company has appointed Mr. Damian Thurnheer (“Mr. Thurnheer”) as the director of the Company, effective on December 1, 2021 to replace Mr. Mark Leonard Tan (“Mr. Tan”) who notified his resignation from the Board, effective on December 1, 2021. Mr. Tan indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Mr. Thurnheer, age 44, has over 20 years of experience in building, managing, and operating high performing information technology systems and businesses. In May 2019, Mr. Thurnheer founded an API consulting company, Apiguru Pty Ltd., and serves as a director since then. Apiguru Pty Ltd. is currently a wholly-owned subsidiary of TROOPS, Inc.. From July 2019 to June 2021, Apiguru Pty Ltd. is engaged by Google as the API advisor. It assists its enterprise customers to build and scale their digital products and platforms globally through APIs. From April 2018 to October 2018, Mr. Thurnheer worked for Google in Australia. From May 2015 to December 2017, Mr. Thurnheer worked as API Platform Delivery Lead and Product Owner for Macquarie Bank in Australia, one of the largest international investment banks. Mr. Thurnheer enabled the bank to provide its customers with a highly personalized digital banking experience and empower them to manage their data usage. From April 2006 to March 2015, Mr. Thurnheer worked for Swisscom, the largest telecommunication service provider in Switzerland. He led the Application Programming Interface (API) project which helped Swisscom saving millions of dollars by improving efficiencies and generating millions of dollars in new revenue. Mr. Thurnheer holds a Bachelor's Degree in Economic Computer Science in ODEC Swiss Association of Graduates of Colleges of Higher Education.

Mr. Raleigh Siu Lau, Chief Executive Officer of the Company, commented, "We would like to welcome Mr. Thurnheer to the TROOPS Board. We are confident that his strong professional background and industry expertise will prove valuable as the Company continues to expand its position in development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services. I also want to thank Mr. Tan for his contribution during his tenure as director of the Company and wish his success in his future endeavors."

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, please visit our investor relations website:

www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS 's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.